MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

                                           February 25, 2015

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 61 to Registration Statement on Form N-1A for MFS Series Trust XV ("The Trust") on behalf of MFS Commodity Strategy Fund (the "Fund") (File Nos. 2-96738 and 811-04253)

Ladies and Gentlemen:

On behalf of the Fund, this letter sets forth our responses to your comments of February 6, 2015, on the above-mentioned Post-Effective Amendment to the Registration Statement ("PEA") filed with the Securities and Exchange Commission (the "SEC") on December 23, 2014. The PEA was filed for the purpose of making revisions to the principal investment strategies, principal risks, and principal investment types sections, such revisions became effective December 23, 2014.

General Comments

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced PEA.

Response:	As requested, in connection with the filing of the above-referenced PEA, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
February 25, 2015

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

Prospectus Comments

2.	Comment:
The "Principal Investment Strategies" section of the summary prospectus contains the following disclosure: "MFS may invest up to 25% of the fund’s assets (at the time of purchase) in the Subsidiary." Please confirm that the parenthetical "(at the time of purchase)" was added to comply with Internal Revenue Service ("IRS") Tax Regulations.

Response:
Under IRS section 851, an investment company cannot invest more than 25% of its assets in any one issuer. If holding greater than 25% is due solely to the result of market movement rather than the purchase (or deemed purchase) of securities of the issuer, there is no violation. We added the parenthetical to clarify that this 25% limit is as of the time of purchase.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

                                           Sincerely,

                                           SUSAN A. PEREIRA
                                           Susan A. Pereira
                                           Assistant Secretary

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